Exhibit 99.1

NaaS Technology Inc. Regains Compliance with Nasdaq Minimum Market Value of Listed Securities Requirement

BEIJING, December 10, 2025 /PRNewswire/ -- NaaS Technology Inc. (Nasdaq: NAAS) ("NaaS" or the "Company"), the first U.S.-listed EV charging service company in China, today announced that on December 9, 2025, it received written notice from the Listing Qualifications Department (the “Staff”) of Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company regained compliance with the minimum market value of listed securities ("MVLS") requirement, as set forth in Nasdaq Listing Rule 5550(b)(2) (the "Rule") for continued listing on the Nasdaq Capital Market.

As previously reported on June 20, 2025, the Company was notified by the Staff on June 13, 2025 that it was not in compliance with the Rule because it failed to maintain a MVLS of at least $35 million for a period of 30 consecutive trading days. The Staff has determined that, as of December 8, the Company’s MVLS has been $35 million or greater for the last twenty consecutive business days. Accordingly, the Staff has confirmed that the Company has regained compliance with the Rule, and this matter is now closed.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company is one of the leading providers of new energy asset operation services. The Company utilizes advanced technology to intelligently match charging supply with demand, offering electric vehicle users a seamless, efficient, and smart charging experience. Furthermore, NaaS empowers charging stations and charging station operators to optimize their operations, driving greater efficiency and enhancing profitability.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS' goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China's EV charging industry and EV charging service industry and NaaS' future business development; demand for and market acceptance of NaaS' products and services; NaaS' ability to protect and enforce its intellectual property rights; NaaS' ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS' operation, fluctuations of the RMB exchange rate, and NaaS' ability to obtain adequate financing for its planned capital expenditure requirements; NaaS' relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS' filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations
NaaS Technology Inc.
E-mail: ir@enaas.com

Media inquiries:
E-mail: pr@enaas.com